UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ACREAGE HOLDINGS, INC.

(Full Name of Registrant)

(Former Name if Applicable)

366 Madison Avenue, 14th Floor

(Address of Principal Executive Office (Street and Number))

New York, New York 10017

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Acreage Holdings, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report on Form 10-K”) by the prescribed due date because additional time is needed for the Company to compile and analyze information necessary to complete the review and finalization of the Company’s financial statements to be included in the Annual Report on Form 10-K. As disclosed in the Company’s current report on Form 8-K filed on October 31, 2022, the Company, Canopy Growth Corporation, and Canopy USA, LLC entered into an arrangement agreement dated October 24, 2022 (the “Floating Share Arrangement”). Due to the extensive and complex disclosure process and negotiations related to the Floating Share Arrangement and the requirement to hold a special shareholder meeting by March 15, 2023, significant management time and resources were diverted from the Company’s normal process of reviewing and completing the Annual Report on Form 10-K.

Additionally, the Company has been actively communicating with the loan parties under its credit agreement by and among High Street Capital Partners, LLC, the Company, other loan parties listed therein, AFC Agent LLC and VRT Agent LLC, dated December 16, 2021, as amended by the First Amendment to Credit Agreement dated October 24, 2022 (the “Credit Agreement”). The Company believes that it is in compliance with its covenants under the Credit Agreement. While the Company believes it is entitled to borrow additional funds available and committed to it under the Credit Agreement, one of the lender parties has indicated that it may not be prepared to fund its portion of such borrowing.

In the event that the Company is unable to borrow additional amounts under the Credit Agreement or secure additional sources of cash inflows, and the Company’s future liquidity position remains unresolved at the time the Company files its Annual Report on Form 10-K, management anticipates that its financial statements will include disclosure that substantial doubt about the Company’s ability to continue as a going concern for a period of 12 months from the date of issuance exists and that the report of the Company’s independent registered public accounting firm relative to the Company’s 2022 consolidated financial statements may contain an explanatory paragraph indicating that substantial doubt exists with respect to the Company’s ability to continue as a going concern.

The Company currently intends to file the Annual Report on Form 10-K within the fifteen-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

Safe Harbor Statement

This notice contains certain “forward-looking statements” relating to the Company.  All statements, other than statements of historical fact included herein, are “forward-looking statements” including statements regarding the timing, duration and outcome of the Company’s work in connection with completing certain financial statements, the timing, duration and outcome of the Company’s negotiations with the loan parties under its Credit Agreement regarding its borrowing capacity and otherwise, and the possible impacts on the Company’s outstanding debt agreements if a going concern qualification is included in the report of the Company’s independent registered public accounting firm.  These forward-looking statements are often identified by the use of forward-looking terminology such as “could,” “intends,” expects” or similar expressions and involve known and unknown risks and uncertainties.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.  Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this filing.  The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.  For additional information and risk factors that could affect the Company, see its filings with the Securities and Exchange Commission. The information contained in this filing is made as of the date hereof, even if subsequently made available by the Company on its website or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steve Goertz	646	600-9181
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☐  Yes     ☒ No

Please see Part III for additional information regarding possible disclosures within the Annual Report on Form 10-K that are unrelated to the Company’s results of operations.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ACREAGE HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2023	By	/s/ Steve Goertz

Steve Goertz
Chief Financial Officer